ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 15, 2019	Renee E. Laws T +1 617 235 4975 renee.laws@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds Preliminary 14A (Registration No. 811-09521)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the Trust’s preliminary proxy statement (the “Proxy Statement”) filed on February 1, 2019, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the Trust’s April 16, 2019 combined special meeting of shareholders of AMG GW&K Trilogy Emerging Markets Equity Fund (formerly AMG Trilogy Emerging Markets Equity Fund) and AMG GW&K Trilogy Emerging Wealth Equity Fund (formerly AMG Trilogy Emerging Wealth Equity Fund) (each a “Fund,” and collectively, the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Proxy Statement.

1.	Comment: Please disclose who is paying the costs related to the Proxy Statement. This disclosure should appear in the body of the Proxy Statement, preferably near the beginning.

Response: The Trust has included this disclosure in the Section titled “Voting Procedures,” which appears near the beginning of the Proxy Statement.

2.

Comment: The section of the Proxy Statement titled “Introduction” includes the following disclosure: “The material differences between the Interim Subadvisory Agreements and the Former Subadvisory Agreements with respect to the Funds, as well as the material differences between the New Subadvisory Agreements approved by the Board and the Former Subadvisory Agreements, are described below.” Please add a cross reference here that indicates the section of the Proxy Statement where this information can be found.

Response: The requested change has been made.

3.	Comment: Please explain why it is appropriate to retain “Trilogy” in each Fund’s name when Trilogy is no longer the subadviser to the Funds.

Response: The Trust believes that it is appropriate and not misleading to retain “Trilogy” in each Fund’s name. In connection with the Transaction, all of the then-existing portfolio managers of Trilogy became employees of GW&K and there were no changes to the Funds’ portfolio managers, fees and expenses, investment objectives and principal investment strategies and risks. It is the desire of AMG Funds LLC (the “Investment Manager”) to keep “Trilogy” in each Fund’s name in an effort to signal the continuity of portfolio management and Fund operations following the Transaction. The Trust respectfully submits that the name and role of the current subadviser of each Fund is clearly disclosed in the Proxy Statement and in the Fund’s prospectus, statement of additional information and other disclosure materials. The Trust believes that such disclosure effectively communicates the identity of the subadviser to potential investors.

4.

Comment: The Funds must comply with the safe harbor provision of Section 15(f)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”). Please explain how the proposed transaction will not impose an “unfair burden” on the Trust under Section 15(f)(1)(B) of the 1940 act or, if the Trust does not intend to comply with Section 15(f)(1) of the 1940 Act, please explain why the Trust believes it does not need to comply.

Response: The Trust respectfully submits that Section 15(f)(1) of the 1940 Act is not applicable to the Transaction described in the Proxy Statement. Section 15(f)(1) provides a non-exclusive safe harbor for investment advisers that was adopted in response to a court case relating to an adviser’s fiduciary duty in connection with the transfer of an advisory contract to another adviser for profit. Analogous facts are not present here. The Trust notes that the Transaction involved the indirect purchase by AMG, the then-majority owner of Trilogy and GW&K, of all of the interest in Trilogy that it did not then own for $17, and then the contribution by AMG of all of Trilogy’s assets to GW&K. Following the completion of the Transaction on January 31, 2019, all of the portfolio management teams from Trilogy have joined GW&K and Trilogy is no longer managing any assets. The Trust respectfully submits that, therefore, Trilogy did not realize a profit or otherwise receive the type of benefit contemplated by Section 15(f)(1) in connection with the Transaction. Although Trilogy has not expressly undertaken to satisfy the conditions of Section 15(f)(1), the Investment Manager notes that, consistent with Section 15(f)(1)(A), at least 75% of the Funds’ board of trustees consists of independent trustees and, further, there is no reason to expect that an “unfair burden” for purposes of Section 15(f)(1)(B) will be imposed on the Funds.

5.

Comment: In each of the subsections titled “Terms of the New Markets Subadvisory Agreement” and “Terms of the New Wealth Subadvisory Agreement” under Proposal 1 and Proposal 2, respectively, please show in a table-like format the similarities and differences between the applicable Former Subadvisory Agreement and New Subadvisory Agreement. The Staff notes that the current presentation of the similarities and differences between the two agreements may be challenging for investors to follow.

Response: The Trust respectfully submits that the above referenced disclosure accurately describes the similarities and differences between the Former Subadvisory Agreements and New Subadvisory Agreements in a manner that is consistent with Schedule 14A and is not confusing to shareholders. The Trust notes that Item 22(c)(8) of Schedule 14A requires a description of the terms of the investment advisory contract to be acted upon and the material differences between the current investment advisory contract and the proposed contract, but does not mandate that this information be presented in a particular format. In response to the Staff’s comment, however, the Trust has revised this disclosure to more clearly highlight the similarities and differences between the agreements.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc:	Mark Duggan, Esq.
Maureen A. Meredith, Esq.
Gregory C. Davis, Esq.
Adam M. Schlichtmann, Esq.